22

04035031

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sanyo Electric Co. Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 264 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 6/29/04

June 7, 2004

RECEIVED
2004 JUN 22 A 9:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-264

Satoshi Iue
Executive Director, Chairman
SANYO Electric Co., Ltd.
5-5, Keihan-Hondori 2-chome
Moriguchi City, Osaka, JAPAN

To the Shareholders

NOTICE OF THE 80th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 80th Ordinary General Meeting of Shareholders of the Company shall be convened at the place and date given below. Your attendance is cordially requested.
If you are not attending the meeting in person, please read the reference materials attached hereto and kindly exercise your voting right by one of the methods stated below:

[Exercising Voting Right by Mail]
Please indicate your vote by selecting yes or no for the bills on the enclosed voting right exercise form, place your seal thereon, and return it to us by mail.

[Exercising Voting Right on Internet]
Please enter your vote by selecting yes or no for the bills in the voting right exercise site on the Internet (http://www.webdk.net). Use the "Voting Right Exercise Code" and "Provisional Password" provided on the enclosed voting right exercise form to access the site.
When you apply for exercising your voting right on the Internet, be sure to read "Application Procedure for Exercising Voting Right on Internet" described on Page 36.

AR/S
3-31-04

NOTES

1. Time & Date of the Meeting: Tuesday, June 29, 2004, at 10:00 a.m.
2. Place of the Meeting: Satsuki Hall Moriguchi (Moriguchi City Civic Hall)
   13-1, Keihan-Hondori 2-chome Moriguchi-shi, Osaka, JAPAN
3. Agenda of the Meeting:
   Report to the Shareholders:
      Annual Business Report, Balance Sheet and Statement of Income for the 80th Term (April 1, 2003 to March 31, 2004)

   Agenda for the Shareholders' Meeting:
   Bill No. 1: Presentation and Approval of Proposed Appropriation of Retained Earnings for the 80th Term (April 1, 2003 to March 31, 2004)
   Bill No. 2: Partial Revisions to the Articles of Incorporation
   A summary of this bill given in "Explanatory Voting Information" on pages 29-30
   Bill No. 3: Election and Appointment of Nine Directors
   Bill No. 4: Granting Stock Purchase/Subscription Warrants as Part of Stock Option Plan
   A summary of this bill given in "Explanatory Voting Information" on pages 33-35

When you attend the meeting, please submit the proxy form enclosed herewith, upon your arrival at the place of the meeting.

(Attachment)

1. OUTLINE OF BUSINESS PERFORMANCE

(1) Business Progress and Performance

General Business Situation

The global economy this term grew steadily thanks to support by favorable consumer spending in the U.S. and economic growth in China, even in the midst of concern about the confusion after the Iraq war, fear of terrorism, and impact of SARS. In the Japanese economy, while we began to see some improvement in terms of consumer spending and private capital investment, the business environment remained severe due to deflationary concerns and the impact of the appreciating yen during the second half.

In the midst of these conditions, as of April 2003, we adopted a new management structure centering on the Business Group System and the Business Unit System. Management by Business Groups was implemented by dividing the business domain of SANYO Electric Group into multiple groups by type of customer. By setting a common strategy shared throughout the entire corporate group, it is possible to exert our collective strength. In the Business Unit System, the organization has been segmentized into smaller units, which helps reinforce areas of specialization and clarifies responsibility and authority. Under the new management structure, we have further promoted structural reforms in the field of white goods business and accordingly revitalization of the Tokyo Plant, our largest domestic production base, as a "Powerful Manufacturing Base." In addition, for our liquid crystal business, a basic agreement with Seiko Epson Corporation on establishing joint ventures was reached in March 2004, with the aim of becoming the global No. 1 manufacturer of medium and small sized panels.

An analysis of the various business sectors in terms of sales performance shows that digital products including digital cameras and cellular phones and related products such as optical pickups have made good progress. Further, sales of lithium ion batteries, in which we hold a dominant share of the world market, have also increased significantly. However, due to a slowdown in consumer spending and fiercer competition, white goods were rather stagnant.

As a result, net sales for this term were up 17.5% on the previous year to 1 trillion 377,197 million yen. Within that total, domestic sales were up 18.8% on the previous year to 859,461 million yen, while overseas sales were up 15.3% on the previous year to 517,735 million yen. The proportion of overseas sales to net sales was 37.6%.

As for profit, operating profit was up 117.8% on the previous year to 24,422 million yen, while ordinary profit was up 47.4% on the previous year to 13,427 million yen. However, as a result of accounting for losses including share appraisal loss of affiliates, there was a net profit of 4.,398 million yen.

Consolidated net sales were up 14.9 % on the previous year to 2 trillion 508,018 million yen, while operating profit was up 22.0% on the previous year to 95,551 million yen. Profit before income taxes was 45,992million yen, so net profit for this term was 13,400million yen.

Sales for each business sector are outlined below.

Audio-visual and Information Communications Equipment

Products such as digital cameras, particularly the "Xacti DMX-C1"- the world's smallest digital video camera, camera equipped cellular phones for the United States, and the "GORILLA"- the portable car navigation system, made great progress. Sales of optical pickups for DVD recording also showed a big jump. Accordingly, overall sales of this sector significantly increased.

As a result, net sales were up 37.1% on the previous year to 686,398 million yen.

Home Appliances

Household cooking appliances did well thanks to release of products such as the kitchen detergent usable dishwasher and "Odoridaki (Vigorous Agitation Boiling)"- variable pressure IH rice cooker. However, a slowdown in consumer spending, price decline, and fiercer competition had an adverse affect on sales, particularly for refrigerators and air conditioners, so overall performance was rather poor.

As a result, net sales were down 8.2% on the previous year to 139,981 million yen.

Industrial and Commercial Equipment

Some products such as air conditioning systems for school facilities and remodeled buildings showed steady sales increases. However, due to stagnation of private capital investment and price decline, overall sales decreased.

As a result, net sales were down 3.5% on the previous year to 64,559 million yen.

Electronic Devices

With the expansion of demand for notebook computers and digital audio-visual equipment, related electronic devices have enjoyed a steady demand. Specfically, sales of small size high performance transistors, small size low-temperature polysilicon liquid crystal displays, and small size high performance condensers and motors for digital cameras and cellular phones have grown at a healthy pace.

As a result, net sales were up 8.9% on the previous year to 262,622 million yen.

Batteries

Under the influence of the slumping power tool market, NiCad batteries experienced a downturn. Meanwhile, sales of lithium-ion batteries increased due to the replacement demand for more sophisticated cellular phones, and market growth in China and other regions. As for solar cells, Nishikinohama Plant in Kaizuka-shi, Osaka was started up to significantly build up production capacity.

As a result, net sales were up 5.8% on the previous year to 223,636 million yen.

(Sales by Sectors)

(million yen)

Sector	Sales amount	Share of Total Sales	As compared with the previous term
Audio-visual & Information Communications Equipment	686,398	49.8%	137.1%
Home Appliances	139,981	10.2%	91.8%
Industrial & Commercial Equipment	64,559	4.7%	96.5%
Electronic Devices	262,622	19.1%	108.9%
Batteries	223,636	16.2%	105.8%
Total	1,377,197	100.0%	117.5%

Overview of Research and Development

Our R & D program is focused on "Digital and Devices" and "Energy and Ecology." The Technology R&D Headquarters works as one with each internal company enabling us to promote rapid technology development in tune with the market and creation of high-value added products based on the concept "Products developed to Amaze and Impress people."

During this term, our R&D division also adopted the Business Unit System and worked to establish clear lines of responsibility and to achieve early realization of fruits of R&D. In addition, we strengthened our efforts to create new businesses through merger and integration of technologies and at the same time, with the aim of establishing future basic technologies, promoted cooperation with outside organizations such as a comprehensive tie-up with university.

Consequently, we have developed creative new technologies and products as shown below.

<Digital and device related products>

- Development and commercialization of a new style digital video camera with which high-quality moving images and 3.2 million pixel high-resolution pictures can be readily enjoyed.

- Development and commercialization of the industry's first portable HDD car navigation system incorporating a hard disk and DVD drive.

- Development and commercialization of a plasma television and LCD television with a built-in high-definition tuner capable of receiving terrestrial/BS/110-degree CS digital broadcasts, which incorporates a newly-developed fully digital high-quality picture engine.

- Development of a cellular phone capable of receiving terrestrial digital television broadcast with a receiver module based on diversity composition technology which enables steady reception.

- Development of home network integration technology with the aim of realizing Total Solution for "People's Life" focusing on creation of comfortable residential environment.

- Development of a thin-shaped low-power-consumption 1/4.5 type megapixel CCD camera module based on our own frame transfer system fine pixel technology.

- Development and commercialization of the industry's fastest 8x speed optical pickup for DVD recording.

- Development and commercialization of a ultrasmall thin large capacity tantalum condenser (POSCAP) which makes smaller and thinner digital portable equipment possible.

- Development of a new drive technology for LCDs (low-temperature polysilicon liquid crystal displays), which realizes lower power consumption for mobile equipment.

<Energy and ecology related products>

- Development and commercialization of a size AA 2300mAh high-capacity nickel metal-hydride battery ideal for digital portable equipment.

- Development of a high-performance nickel metal-hydride battery using the new structure negative-electrode material - "superlattice alloy."

- Development and commercialization of a heat pump water heater to be used in cold climates with antifreeze maintenance-free refrigerant pipe, which uses ozone-friendly natural refrigerant (carbon dioxide).

- Development and commercialization of the industry's first energy-saving high-efficiency commercial gas heat pump air conditioner using ozone-friendly new refrigerant (R410A).

- Development and commercialization of a dishwasher with a kitchen detergent setting, with which liquid kitchen detergent can be used.

- Development and commercialization of electrolytic nitrogen removal equipment capable of high-speed removal of water contaminating nitrogen component in human waste and industrial wastewater.

- Development and commercialization of wastewater treatment equipment for semiconductor CMP (silicon polishing process), which realizes highly-efficient solid-liquid separation and solid particle collection.

Overview of Capital Investment

This term we directed our capital investment primarily to the fields of batteries and electronic devices such as semiconductors and the total capital investment for this year amounted to 58.9 billion yen, which includes 51.5 billion yen in the manufacturing division. Major items for investment include construction of facilities such as Nishikinohama Plant in Kaizuka-shi, Osaka as a new production base for solar cells and construction of an addition to Tokushima Plant, our core production base for lithium-ion batteries.

Capital Procurement

This term we did the 17th and 18th issuance of domestic unsecured straight bonds with a total amount of 30 billion yen in June 2003 to be applied to the capital investment fund and the redemption fund for the domestic unsecured straight bonds of 30 billion yen which matured in June or September 2003.

(2) Future Outlook and Points Requiring Appropriate Measures

As for the future economic forecast, with the global economic recovery buoyed by the business boom in the U.S. and China and with the growth of the digital industry and an increase in foreign demand and private capital investment in Japan, signs of a slow paced economic upturn will become clearer. In addition, it is expected that businesses related to "Environment" and "Digital" will start leading the economy in full swing and accordingly more business opportunities will be created. However, in the midst of the ongoing globalization of the economy, the future outlook is that the business environment will be severe with fiercer inter-enterprise competition.

Amid this business environment, for the purpose of further advancing reforms consistent with a faster and more sophisticated style of management, as of April 1, 2004, we have implemented reforms in our management structure.

First, in order for SANYO Electric Group to continuously achieve growth, it is essential to intensify and expand its business in overseas markets. For this to come about, based on the recognition of the indispensability of having a clear overseas business strategy with a new focus on the Middle East and Central Asia as well as on North America, Europe, China, and ASEAN countries, we have additionally established the "International Group" as the division which controls overseas businesses. Herewith, we will strive to further enhance the international presence of SANYO Electric Group.

Second, for the purpose of fully accomplishing the original aim of the Business Unit System, the organization has been newly divided into 451 business units from the previous 274 to further clarify the role of each unit within the system and direction of the organizational operation. Each business unit is regarded as an "Organization With Fighting Spirit," with each contributing to the growth of the entire SANYO Electric Group.

Under the new management system, we have set high goals for ourselves by selecting "Fusion," "Fulfillment/Accomplishment," and "Speed" as the keywords and we will meet the challenge of realizing them. On that account, we will promote merger in every aspect of business, including merger of hardware and software in products, merger (cooperation) with other companies, and merger of organizations and human resources to reinforce areas of specialization and exert collective strength. In addition, we will strive to build new business models as well as continue to create more products and services to be Global No. 1 based on the concept "Products developed to Amaze and Impress people." Furthermore, in today's fast moving business environment, we will further accelerate business structural reforms and keep moving forward to accomplish our business goals.

Through this series of reforms to evolve and advance the management system based on Management by Business Groups and the Business Unit System, we will do our best to become a leading global company, which is highly profitable, streamlined, and aggressive.

We would like to ask all of our shareholders for their continued support.

(5) Business Results and Assets of the Past 4 Years

Fiscal year / Items	Fiscal 2000 (The 77th) (Apr. 1, 2000 to Mar. 31, 2001)	Fiscal 2001 (The 78th) (Apr. 1, 2001 to Mar. 31, 2002)	Fiscal 2002 (The 79th) (Apr. 1, 2002 to Mar. 31, 2003)	Fiscal 2003 (The 80th) (Apr. 1, 2003 to Mar. 31, 2004)
Net Sales	¥ 1,242,857 Mil.	¥ 1,088,381 Mil.	¥ 1,172,497 Mil.	¥ 1,377,197 Mil.
Ordinary Profit	¥ 31,728 Mil.	¥ 1,519 Mil.	¥ 9,110 Mil.	¥ 13,427 Mil.
Net Profit	¥ 17,596 Mil.	¥ 2,101 Mil.	¥ −53,869 Mil.	¥ 4,398 Mil.
Net Profit per Share	¥ 9.40	¥ 1.12	¥ −28.91	¥ 2.37
Total Assets	¥ 1,563,107 Mil.	¥ 1,359,083 Mil.	¥ 1,385,279 Mil.	¥ 1,454,828 Mil.
Net Assets	¥ 642,953 Mil.	¥ 607,642 Mil.	¥ 558,071 Mil.	¥ 578,274 Mil.
Net Assets per Share	¥ 343.40	¥ 324.91	¥ 300.79	¥ 311.72

(Notes)

1. Net profit per share is calculated on the basis of the total average number of shares issued during the term. Net assets per share are calculated on the basis of the total number of shares issued at the end of each term. From fiscal 2001, treasury stocks are excluded from the total average number of shares issued during the term and the total number of shares issued at the end of each term.
2. From fiscal 2002, net profit per share and net assets per share are calculated by applying "Accounting standards for current term net profit per share" (Business Accounting Standards No. 2) and "Accounting standards application guideline for current term net profit per share" (Business Accounting Standards Application Guideline No. 4).

In fiscal 2000, we speedily promoted our business structure reforms through such activities as expanding our operating base in the digital equipment market, actively developing businesses in the field of key devices, and implementing thorough low cost operation in the fields of home appliances and industrial/commercial equipment. As a result, our sales, ordinary income, and net income all increased.

In fiscal 2001, we further accelerated "choosing and concentrating" through such activities as acquiring a nickel hydride battery business, selling our automatic vending machine business, and forming a comprehensive tie-up with Haier Group in China. However, under the impact of the worldwide IT slump and 9-11 terrorist attacks, our net sales, ordinary profit, and net profit all decreased.

In fiscal 2002, audio-visual and information communications equipment, including digital cameras, cellular phones, and LCD projectors, and electronic devices including semiconductors and electronic components made steady progress and accordingly both net sales and ordinary profit increased. However, as a result of accounting for extraordinary losses such as investment securities appraisal loss resulting from the decline of the stock market and negative profit caused by share appraisal loss of affiliates and corporate consolidation of affiliates, there turned out to be a net loss in accounting for the term.

An outline of business for fiscal 2003 is provided in section (1) Business Progress and Performance.

2. OUTLINE OF THE COMPANY

(As of March 31, 2004)

(1) Major Businesses

We mainly manufacture and sell audio-visual and information communications equipment, home appliances, industrial and commercial equipment, electronic devices, batteries and their related businesses. These major products are listed below.

Audio-visual and Information Communications Equipment

Color TVs, Plasma TVs, LCD TVs, Video Cassette Recorders (VCRs), DVD players, video cameras, digital cameras, liquid crystal projectors, hi-vision systems, digital memory players, car stereos, compact disks, optical pickups, facsimiles, cordless phones, cellular phones, PHS mobile phones, PHS cell stations, medical computers, navigation systems, LCDs, CD-R/RW drives, and DVD-ROM drives

Home Appliances

Refrigerators, freezers, washing machines, dryers, microwave ovens, air-conditioners, vacuum cleaners, electric fans, massage chairs, dishwasher/dryers, electromagnetic cookers, toasters, rice cookers, garbage disposals, integrated kitchen systems, electric heaters, air cleaners, dehumidifiers, electric hybrid bicycles, electrical equipment for bicycles, pumps, medical sterilizers, medical cold storage equipment, ultra-deep freezers, tablet packaging machines, and compressors for freezing, refrigerating and air-conditioning

Industrial and Commercial Equipment

Showcases for freezing, refrigerating and cold water, refrigerated showcases for supermarkets, commercial refrigerator-freezers, prefab refrigerator-freezers, ice makers, package-type air-conditioners, gas engine heat pump air-conditioners, gas-fired absorption heater/chillers, dispensers, and golf-cart systems

Electronic Devices

MOS-LSIs, BIP-LSIs, thick film ICs, liquid crystal panels, transistors, diodes, CCDs, LEDs, semiconductor lasers, organic semiconductor capacitors, and other electronic components

Batteries

Lithium-ion batteries, nickel-cadmium batteries, nickel-hydrogen batteries, lithium batteries, alkaline-manganese batteries, solar cells, photovoltaic power generating systems and battery application products such as electric shavers

(2) Major Sales Offices and Plants

Names	Locations
Headquarters	
Strategy Headquarters	Moriguchi-shi, Osaka
Operating Division Staff	Moriguchi-shi, Osaka
Technology R&D Headquarters	Hirakata-shi, Osaka
Government & Institutional Market Development Headquarters	Moriguchi-shi, Osaka
Consumer Group	
Strategy Headquarters – Consumer Business	Daito-shi, Osaka
AV Solutions Company	Daito-shi, Osaka
DI Solutions Company	Daito-shi, Osaka
Telecom Company	Daito-shi, Osaka
Life Solutions Company	Otsu-shi, Shiga
Amenity Solutions Company	Oizumi-cho, Gunma
Sales & Marketing Headquarters – Consumer Business	Moriguchi-shi, Osaka
Commercial Group	
Strategy Headquarters – Commercial Business	Taito-ku, Tokyo
Industrial Equipment Company	Oizumi-cho, Gunma
Technology R&D Headquarters – Commercial Business	Oizumi-cho, Gunma
Sales & Marketing Headquarters – Commercial Business	Taito-ku, Tokyo
Commercial Service Headquarters	Taito-ku, Tokyo
Component Group	
Strategy Headquarters – Components Business	Moriguchi-shi, Osaka
Semiconductor Company	Oizumi-cho, Gunma
Display Company	Anpachi-cho, Gifu
Mobile Energy Company	Sumoto-shi, Hyogo
Clean Energy Company	Oizumi-cho, Gunma
Electronic Device Company	Daito-shi, Osaka
Service Group	
Strategy Headquarters – Service Business	Moriguchi-shi, Osaka
New Business Development Headquarters	Moriguchi-shi, Osaka

Notes: The following organizational changes were effective as of April 1, 2004.

1. Re-segmentization of the Business Units

   For the purpose of further reinforcing areas of specialization and clarifying responsibility and authority, the organization has been newly divided into 451 business units from the previous 274

2. Establishment of a new Business Group

   To promptly respond to globalization and exert our collective strength as SANYO Electric Group, the "International Group" has been additionally established.

3. Establishment of a new Company

   HA ASEAN Company has been established within the "Consumer Group."

4. Reorganization of the Headquarters Division

   The Headquarters Division has been reorganized by dividing it into the "Headquarters Strategy Division," "Group Marketing Division," Headquarters Administration Division," and "Headquarters Business Promotion Division."

5. Reorganization of entities under the control of the Commercial Group

   Within the Commercial Group, the "Commercial Overseas Business Headquarters" has been established for the purpose of developing and expanding overseas businesses. In addition, the Commercial Equipment Systems Company and Commercial Technology Development Headquarters have been dissolved and have been reorganized into the "Commercial Technology Headquarters" and "Commercial Manufacturing Headquarters."

(3) Share Ownership

- Number of stocks authorized to be issued : 4,921,196,000 shares
- Total capital stocks issued : 1,872,338,099 shares
  (Number of stocks issued upon conversion of convertible bonds during this term : 0 shares)
- Number of stockholders : 218,401 persons
- The 10 largest stockholders

Name of stockholders	Number of shares and percentage		Number of shares owned by SANYO	
	(Unit: thousand shares)	Voting right percentage (%)	(Unit: thousand shares)	Voting right percentage (%)
Master Trust Bank of Japan, Ltd. (trust account)	167,292	9.09	—	—
Japan Trustee Services Bank, Ltd. (trust account)	110,930	6.03	—	—
Sumitomo Mutual Life Insurance Company	56,707	3.08	—	—
Nippon Life Insurance Company	56,070	3.05	—	—
Sanyo Electric Employees Share Ownership	50,506	2.74	—	—
Sumitomo Mitsui Banking Corporation	43,278	2.35	—	—
Resona Bank, Ltd.	37,248	2.02	—	—
Dai-ichi Mutual Life Insurance Company	34,546	1.88	—	—
Mitsui Sumitomo Insurance Co., Ltd.	23,435	1.27	1,132	0.08%
Koshimizu Tochi Co., Ltd.	22,307	1.21	—	—

(Note) Our company holds 32,063 shares (the voting right percentage: 0.56%) out of the total shares of Sumitomo Mitsui Financial Group, Inc. (Sumitomo Mitsui Banking Corporation is a wholly owned subsidiary of Sumitomo Mitsui Financial Group, Inc.) and 18,370 thousand shares (the voting right percentage: 0.09%) out of the total shares of Resona Holdings, Inc. (Resona Bank, Ltd.is a wholly owned subsidiary of Resona Holdings, Inc.)

- Acquisition, disposal, and holding of SANYO Shares

(1) Acquired shares
Common Shares 287,999 shares　　Total acquisition cost　　142,496,956 yen

(2) Disposed Shares
Common Shares 48,504 shares　　Total disposition cost　　24,771,631 yen

(3) Share Certificates Approved for Invalidation
No application

(4) Stock holdings at the settlement period
Common Shares 17,223,365 shares

(4) Current State of Stock Purchase/Subscription Warrant Issued as part of Stock Option Plan

●Current State of Stock Purchase/Subscription Warrant Issued

1. Number of stock purchase/subscription warrants issued
   3,902 warrants (1,000 shares per stock purchase/subscription warrant)

2. Type and number of shares to be allocated for stock purchase/subscription warrants
   SANYO Common Shares: 3,902,000 shares

3. Issue value of stock purchase/subscription warrant
   No value

●Current State of Stock Purchase/Subscription Warrant Issued during the Fiscal Year

1. Number of stock purchase/subscription warrants issued
   2,409 warrants (1,000 shares per stock purchase/subscription warrant)

2. Type and number of shares to be allocated for stock purchase/subscription warrants
   SANYO Common Shares: 2,409,000 shares

3. Issue value of stock purchase/subscription warrant
   No value

4. Paid-in value per share at the time of exercising warrant
   481 yen per share

5. Exercisable period of stock purchase/subscription warrants
   July 1, 2005 to June 30, 2007

6. Conditions for exercising stock purchase/subscription warrant
   - Partial exercise of a stock purchase/subscription warrant shall not be accepted. (Minimum unit for exercising warrant shall be one stock purchase/subscription warrant.)
   - Other conditions shall be based on the provisions in the "Stock Purchase/Subscription Warrant Allocation Agreement."

7. Reason and condition for cancellation of warrants
   The Company may cancel Stock Purchase/Subscription Warrants at no value when a grantee of warrants no longer meets the requirements for exercising warrants or the Company deems it otherwise necessary to do so.

8. Description of favorable conditions
   Stock purchase/subscription warrants were issued at no value for Directors, Corporate Auditors, Officers, Employees, and Managerial Staff of Principal Consolidated Subsidiaries.

9. Names of grantees and number of stock purchase/subscription warrants granted

Directors of SANYO Electric Co., Ltd.

Name	Number of Warrants Granted	Name	Number of Warrants Granted	Name	Number of Warrants Granted
Satoshi Iue	20	Yukinori Kuwano	18	Toshimasa Iue	16
Yoichiro Furuse	16	Nobuaki Kumagai	10	Tomoyo Nonaka	10
Louis E. Lataif	10	Sadao Kondo	14	Sunao Okubo	14
Hiromoto Sekino	14	Eiji Kotobuki	14	Tadahiko Tanaka	14

Corporate Auditors of SANYO Electric Co., Ltd.

Name	Number of Warrants Granted	Name	Number of Warrants Granted	Name	Number of Warrants Granted
Ryota Tominaga	10	Takeshi Inoue	10	Sotoo Tatsumi	10
Hiroshi Toda	10				

"Specific employees" specified in Article 103, Section 2 of the Commercial Law Enforcement Regulation
Top 10 persons in terms of number of allotted shares

Name	Number of Warrants Granted	Name	Number of Warrants Granted	Name	Number of Warrants Granted
Yasusuke Tanaka	12	Fusao Terada	12	Satoshi Inoue	12
Osamu Kajikawa	12	Hiroshi Ono	12	Akira Kan	10
Akiyoshi Takano	10	Tadao Shimada	10	Shosaku Kurome	10
Teruo Tabata	10				

Director of a subsidiary who is an allottee of a number of shares equal to or more than the least number of shares allotted to a Director or Corporate Auditor of the Company.

Name	Number of Warrants Granted
Yorio Kanbara	10

10. Breakdown and total number of stock purchase/subscription warrants granted to "Specific employees" by personnel category

	Number of Warrants Granted	Type and Number of Shares Allotted	Total Number of Grantees
Employees of the Company	1, 792	SANYO Common Shares: 1, 792, 000	261
Directors of Subsidiaries	313	SANYO Common Shares: 313, 000	50
Employees of Subsidiaries	94	SANYO Common Shares: 94, 000	18

(5) Directors and Corporate Auditors

Position	Name	Principal responsibilities
Chairman	Satoshi Iue	Chairman and Chief Executive Officer (CEO)
President	Yukinori Kuwano	President and Chief Operating Officer (COO) CEO of Consumer Group
Executive Director	Toshimasa Iue	Executive Vice President and Chief Marketing Officer (CMO), CEO of Component Group, and CEO of Commercial Group
Executive Director	Yoichiro Furuse	Executive Vice President and Chief Financial Officer (CFO), Division Manager of Headquarters Administration Division and in charge of Risk Management, CEO of Service Group, and General Manager of Strategy Headquarters – Service Business
Director	Nobuaki Kumagai	Emeritus Professor of Osaka University
Director	Tomoyo Nonaka	Journalist
Director	Louis E. Lataif	Dean of the School of Management at Boston University
Director	Sadao Kondo	
Director	Sunao Okubo	Executive Officer in charge of Operating Division Staff
Director	Hiromoto Sekino	Executive Officer, COO of Commercial Group, General Manager of Commercial Service Headquarters, and Executive in charge of Tokyo Area
Director	Eiji Kotobuki	Executive Officer, and COO of Consumer Group
Director	Tadahiko Tanaka	Executive Officer, COO of Component Group, and President of Semiconductor Company
Corporate Executive Auditor	Ryota Tominaga	
Corporate Executive Auditor	Takeshi Inoue	
Corporate Auditor	Sotoo Tatsumi	Emeritus Adviser of Sumitomo Mitsui Banking Corp.
Corporate Auditor	Hiroshi Toda	Executive Partner (C.P.A.) of Shimbashi Accounting Office (Audit Corporation), and Professor – the Graduate School of Economics, Kobe Gakuin University

Notes:

1. Three Directors, Mr. Nobuaki Kumagai, Ms. Tomoyo Nonaka, and Mr. Louis E. Lataif are Outside Directors as provided in 7-2 of the second clause of Article 188 of the Commercial Law.
2. Two Corporate Auditors, Mr. Sotoo Tatsumi, and Mr. Hiroshi Toda are Outside Auditors as provided in the first clause of Article 18 of The Supplementary Act to Commercial Law.
3. Change of Directors and Corporate Auditors this term
   (1) Mr. Louis E. Lataif and Mr. Tadahiko Tanaka were newly elected Director at the 79th ordinary general meeting of shareholders held on June 27, 2003, and assumed the position offered.
   (2) Mrs. Corazon C. Aquino retired as Director at the expiration of her term on June 27, 2003.
   (3) Mr. Shigeru Sakata retired as Corporate Auditor at the expiration of his term on June 27, 2003.

4. As of April 1, 2004, "Position" and "Principal responsibilities or positions" of Directors and Corporate Auditors have been changed as follows:

Position	Name	Principal responsibilities or positions
Executive Director and Chairman	Satoshi Iue	Chairman of the Board
Executive Director and Vice Chairman	Sadao Kondo	Vice Chairman of the Board
Executive Director and President	Yukinori Kuwano	President & Chief Executive Officer (CEO) & Chief Operating Officer (COO), and Division Manager of Headquarters Strategy Division
Executive Director	Toshimasa Iue	Executive Vice President & Chief Marketing Officer (CMO), Division Manager of Group Marketing Division, CEO of Consumer Group, CEO of Commercial Group, CEO of International Group, and CEO of Component Group
Executive Director	Yoichiro Furuse	Executive Vice President & Chief Financial Officer (CFO), Division Manager of Headquarters Administration Division, CEO of Service Group, and General Manager of Strategy Headquarters – Service Business in Service Group
Director	Nobuaki Kumagai	President at University of Hyogo
Director	Sunao Okubo	
Director	Hiromoto Sekino	Executive Officer COO of International Group Executive in charge of Tokyo Area, Headquarters Administration Division
Director	Eiji Kotobuki	Executive Officer, COO of Consumer Group, and President of HA ASEAN Company
Director	Tadahiko Tanaka	Executive Officer, COO of Component Group, General Manager of Strategy Headquarters – Components Business, and President of Semiconductor Company
Corporate Auditor	Hiroshi Toda	Executive Partner (C.P.A.) of Shimbashi Accounting Office (Audit Corporation), and Specially Appointed Professor – Faculty of Business Administration, Kobe Gakuin University

5. The following officers assumed their positions as of April 1, 2004.

Position	Name	Principal responsibilities or positions
President & Chief Operating Officer	Yukinori Kuwano	CEO & COO, and Division Manager of Headquarters Strategy Division
Executive Vice President	Toshimasa Iue	CMO, Division Manager of Group Marketing Division, CEO of Consumer Group, CEO of Commercial Group, CEO of International Group, and CEO of Component Group

(Continued on Next Page)

Executive Vice President	Yoichiro Furuse	CFO, Division Manager of Headquarters Administration Division, CEO of Service Group, and General Manager of Strategy Headquarters – Service Business in Service Group
Executive Officer	Hiromoto Sekino	COO of International Group, and Executive in charge of Tokyo Area, Headquarters Administration Division
Executive Officer	Eiji Kotobuki	COO of Consumer Group, and President of HA ASEAN Company
Executive Officer	Tadahiko Tanaka	COO of Component Group, General Manager of Strategy Headquarters – Components Business in Component Group, and President of Semiconductor Company in Component Group
Executive Officer	Yasusuke Tanaka	COO of Service Group, General Manager of New Business Development Headquarters, and Executive Director and Chairman of SANYO Homes Corp.
Executive Officer	Satoshi Inoue	President of Electronic Device Company in Component Group
Executive Officer	Osamu Kajikawa	Division Manager of Headquarters Business Promotion Division
Executive Officer	Hiroshi Ono	President of DI Solutions Company in Consumer Group
Senior Officer	Fusao Terada	Executive in charge of Tokyo Plant, Headquarters Administration Division
Senior Officer	Akira Kan	COO of Commercial Group
Senior Officer	Teruo Tabata	President of Display Company in Component Group
Senior Officer	Mitsuru Honma	President of Mobile Energy Company in Component Group
Senior Officer	Shinichi Miki	General Manager of Strategy Headquarters – International Business in International Group
Senior Officer	Toshiaki Iue	General Manager of Sales & Marketing Headquarters – Consumer Business in Consumer Group
Senior Officer	Takenori Ugari	President of Telecom Company in Consumer Group, and Executive Director and President of SANYO Telecommunications Co., Ltd.
Senior Officer	Yoshihiro Nishiguchi	Executive in charge of Finance, Headquarters Administration Division
Officer	Akiyoshi Takano	President of SANYO Electric (China) Co., Ltd. in International Group
Officer	Tadao Shimada	General Manager of Commercial Overseas Business Headquarters in Commercial Group
Officer	Shosaku Kurome	General Manager of Government & Institutional Market Development Headquarters, Headquarters Administration Division, and Executive in charge of Quality/CS/Environment, Headquarters Business Promotion Division
Officer	Hideo Yamase	Executive Director and President of SANYO Logistics Co., Ltd. in Service Group

Officer	Shinya Tsuda	President of Clean Energy Company in Component Group
Officer	Itsuo Nakamura	President of Life Solutions Company in Consumer Group
Officer	Keiichi Yodoshi	General Manager of Technology R&D Headquarters, Headquarters Strategy Division, and Executive in charge of Technology Strategy
Officer	Kenzo Kurokawa	President of Amenity Solutions Company in Consumer Group
Officer	Yoshio Iwasa	President of AV Solutions Company in Consumer Group
Officer	Nobuaki Matsuoka	General Manager of Strategy Headquarters – Consumer Business in Consumer Group
Officer	Takuya Kobayashi	Vice President of Display Company in Component Group
Officer	Tsutomu Nozaki	Vice President of Mobile Energy Company in Component Group
Officer	Michihiro Shigeta	Vice President of Semiconductor Company in Component Group
Officer	Tsutomu Asano	Executive Director and President of SANYO Sales & Marketing Corp. in International Group, and Executive Director and President of SANYO Haier Co., Ltd.
Officer	Kohei Wakayama	General Manager of Sales & Marketing Headquarters – Commercial Business in Commercial Group
Officer	Katsuhisa Kawashima	General Manager of Commercial Technology Headquarters in Commercial Group, and General Manager of Commercial Manufacturing Headquarters in Commercial Group
Officer	Kazuhiro Takeda	Vice President of Electronic Device Company in Component Group

(6) Employees

Number of Employees (Increase or Decrease)	Average Age	Average Service Term
16,809 (+642)	40 years 4 months	19 years 4 months

(Note) The total number of employees, including those lent to related companies, is 25,435. (1,275 persons less compared with the end of the previous term)

(7) Affiliated Companies

① Relation to parent company: None

② Major Subsidiaries

Name	Capital	Voting right percentage of SANYO Electric Co., Ltd.	Business
SANYO Electric Credit Co., Ltd.	¥ 14,843 Mil.	52.5%	Installment sales, lease, and financing
Tottori SANYO Electric Co., Ltd.	¥ 4,000 Mil.	60.0%	Manufacture and sales of electronic parts and others
Niigata SANYO Electronic Co., Ltd.	¥ 37,500 Mil.	100.0%	Manufacture and sales of semiconductors
SANYO Telecommunications Co., Ltd.	¥ 3,000 Mil.	100.0%	Manufacture, sales and installation of communications equipment
Kanto SANYO Semiconductors Co., Ltd.	¥ 447 Mil.	(51.2%) 100.0%	Manufacture and sales of semiconductors
SANYO Sales & Marketing Corporation	¥ 3,804 Mil.	100.0%	Sales and import/export of electrical equipment
SANYO Commercial Sales Co., Ltd.	¥ 300 Mil.	100.0%	Sales and installation of refrigerator -freezers and kitchen appliances
SANYO Semicon Device Co., Ltd.	¥ 300 Mil.	100.0%	Sales of semiconductors
SANYO North America Corporation	US$402,162 thousand	(11.8%) 100.0%	Sales of electrical equipment and local general business
SANYO Manufacturing Corporation	US$63,835 thousand	100.0%	Manufacture and sales of color TVs and others
SANYO Energy (USA) Corporation	US$14,500 thousand	(100.0%) 100.0%	Manufacture and sales of batteries
SANYO Electric (Hong Kong) Limited	HK$155,000 thousand	(2.8%) 100.0%	Sales of electrical equipment
SANYO Semiconductor (H.K.) Co., Ltd.	HK$15,000 thousand	(100.0%) 100.0%	Sales of semiconductors

(Note)

Figures in parenthesis represent the percentage of the voting right owned indirectly by SANYO Electric Co., Ltd.

③Consolidated results

Here is an overview of our consolidated results from 2001-2003.

Fiscal year / Items	Fiscal 2001 (Apr. 1, 2001 to Mar. 31, 2002)	Fiscal 2002 (Apr. 1, 2002 to Mar. 31, 2003)	Fiscal 2003 (Apr. 1, 2003 to Mar. 31, 2004)
Sales	¥2,024,719 Mil.	¥2,182,553 Mil.	¥2,508,018 Mil.
Income before income taxes	¥ 163 Mil.	¥ −74,157 Mil.	¥ 45,992 Mil.
Net income	¥ 1,315 Mil.	¥ −61,671 Mil.	¥ 13,400 Mil.
(Reference) Number of companies consolidated Number of equity method companies	 124 63	 118 62	 110 87

Notes:

1. All of our consolidated financial reports are prepared in conformity with U.S. accounting standards.
2. As a result of applying a stricter interpretation of the U.S. accounting standards to accounting procedure for asset valuation, the figures for fiscal 2001 and 2002 have been revised.

④ Technical Assistance

Name	Country	Content
Eastman Kodak Company	U.S.A.	Patent license on digital cameras
GE Technology Development, Inc.	U.S.A.	Patent license on digital cameras
Texas Instrument, Incorporated	U.S.A.	Patent license on semiconductor materials, joining materials, semiconductor elements and semiconductor systems
Agere Systems Inc.	U.S.A.	Patent license on semiconductor systems
International Business Machines Corporation	U.S.A.	Patent license on LCDs and semiconductors

(8) Loan Payable

Lender	Borrowings	Number and voting right percentage of stocks of Sanyo held by lender	
		Shares	%
Japan Bank For International Cooperation	¥207 Mil.	———	——

3. IMPORTANT MATTERS AFFECTING THE COMPANY ARISING AFTER THE FISCAL TERM

None.

BALANCE SHEET

As of March 31, 2004
Million Yen

ITEM	AMOUNT	ITEM	AMOUNT
(ASSETS)		(LIABILITIES)	
Current Assets	**644,868**	**Current liabilities**	504,043
Cash & Cash equivalents	150,611	Trade notes payable	556
Trade notes receivable	8,354	Trade accounts payable	323,230
Trade accounts receivable	293,141	Short-term loans	229
Finished products	50,511	Commercial paper	20,000
Materials & work in process	60,339	Other payable	101,059
Prepaid expenses	458	Accrued income taxes	100
Deferred income taxes	23,726	Accrued expenses	25,014
Short-term loans	3,724	Deposits received	31,656
Receivables	34,908	Accrued warranty	1,325
Other current assets	19,705	Other current liabilities	870
Allowance for doubtful accounts	-613	**Non-Current Liabilities**	**372,511**
Fixed Assets	**809,959**	Bonds payable	220,000
Tangible Fixed Assets	**301,885**	Convertible bonds payable	49,898
Buildings	91,529	Other long-term debts	35
Structures	9,057	Employee retirement and severance benefits	102,324
Machinery & equipment	113,325		
Vehicles	188	Employee retirement and others	253
Tools, furniture & fixtures	19,702	**Total Liabilities**	876,554
Land	62,387	(STOCKHOLDERS' EQUITY)	
Construction in progress	5,694	**Common Stock**	172,242
Intangible Fixed Assets	**20,158**	**Capital Surplus**	234,751
Software	19,127	Additional paid-in capital	234,743
Utility rights	52	Other capital surplus	7
Others	979	Gain of disposition of treasury stock	7
Investment & Others	**487,916**		
Investment in securities	120,431	**Legal Reserve and Retained Earnings**	161,135
Investment in subsidiaries	263,492	Legal revenue reserve	33,046
Long-term loans	988	Unappropriated reserve	112,092
Long-term prepaid expenses	16,236	Reserve for special depreciation	513
Deferred income taxes	74,528	Reserve for retirement benefits	300
Others	12,255	Reserve for dividends	14,160
Allowance for doubtful accounts	-17	Reserve for advanced depreciation of fixed assets	119
		Voluntary reserve	97,000
		Unappropriated profit for the year	15,996
		Unrealized holding losses of available-for-sale	17,360
		Treasury stock	-7,215
		Total Stockholders' Equity	578,274
Total Assets	1,454,828	Total Liabilities and Stockholders' Equity	1,454,828

(Notes)

1.	Current receivables from subsidiaries	¥	219,443	million
2.	Non-current receivables from subsidiaries	¥	571	million
3.	Current liabilities to subsidiaries	¥	119,681	million
4.	Accumulated depreciation of tangible fixed assets	¥	578,457	million
5.	Reduced book value of tangible fixed assets	¥	1,243	million

6. There are significant leased assets off the Balance Sheet; which are principally the computers under lease agreement.

7.	Guarantee	¥	23,558	million
	Guarantee reserve	¥	34,359	million

8. As a result of using the actual value as provided in no. 3 of Article 124 of the enforcement regulations for the Commercial Law, the amount of net assets has increased by 17,360 million yen.
9. The amount less than one million yen is omitted.

STATEMENT OF INCOME

April 1, 2003 - March 31, 2004
Million Yen

ITEM	AMOUNT	
(ORDINARY INCOME & EXPENSES)		
Operating Income & Expenses		
Net sales		1,377,197
Cost of sales	1,187,369	
Selling, general & administrative expenses	165,405	1,352,775
Operating income		24,422
Non-operating Income & Expenses		
Non-operating income		
Interest income	656	
Dividend income	10,370	
Others	36,824	47,850
Non-operating expenses		
Interest expense	3,713	
Others	55,132	58,845
ORDINARY INCOME		13,427
(SPECIAL GAIN & LOSS)		
Special gain		
Gain on sale of fixed assets	6,483	
Gain on sale of affiliated companies' securities	1,135	
Gain on transfer to a new corporate pension plan	21,121	28,740
Special loss		
Loss on sales of fixed assets	5,426	
Loss on evaluation of affiliated companies' securities	33,282	38,708
INCOME BEFORE INCOME TAXES		3,458
Corporation tax, Resident tax and Business tax		100
Income taxes-deferred		-1,039
NET INCOME		4,398
Unappropriated retained earnings brought forward		15,631
Increase in unappropriated retained earnings by merger		1,531
Interim dividends		5,565
UNAPPROPRIATED RETAINED EARNINGS AT END OF YEAR		15,996

(NOTES)

1. Net sales to subsidiaries ¥ 741,149 million
2. Purchases from subsidiaries ¥ 604,144 million
3. Transactions other than operating transactions with subsidiaries ¥ 26,925 million
4. Net income per share ¥ 2.37
5. The amount less than one million yean is omitted.

<Summary of Significant Accounting Policies>

1. Valuation standard and valuation method of assets

   Inventories are stated at cost as follows:

   Finished goods and work in process—Gross average method
   Raw materials—Moving average cost method
   Parts—First-in first-out method

   Securities are stated as follows:

   Shares of subsidiaries and affiliates—Valuation at cost by moving average cost method
   Other securities with market value—Valuation at market value based on the market price of settlement day, etc.
   (Direct capitalization method for variance of the estimate)
   Other securities without market value—Valuation at cost by moving average cost method

   Derivatives are stated at market value.

2. Depreciation of tangible fixed assets is calculated by the declining balance method.
   Fixed percentage on reducing balance method
   Note that, depreciation on buildings acquired after April 1, 1998 (excluding annexes) is calculated according to the straight-line method.

3. Reserve for retirement allowances is appropriated for the preparation of retirement allowance payments to employees based on the anticipated amount of retirement allowance liabilities and pension assets at the end of this business year.
   In addition, any discrepancy will be accounted for as an expense in the following business year using the fixed amount method based on the average length of the employees' remaining service years at the end of the fiscal year.

   (Additional Information)
   As of April 1, 2003, our company, with the transition to a new corporate pension plan, introduced a cash balance plan as part of the defined-benefit pension plan. At the same time, for certain employees, a system to advance retirement benefits was adopted. As a result of implementing a one time amortization of past service liability due to the above system changes, an extraordinary profit of 21,121 million yen has been accounted for as a profit margin accrued due to the transition to the new corporate pension plan.

4. No consumption tax is included in Statement of Income.

PROPOSED APPROPRIATION OF RETAINED EARNINGS

Unappropriated retained earnings at end of year	15,996,287,785	(YEN)
Disposition of voluntary reserve	10,000,000,000	
TOTAL	25,996,287,785	
The above shall be appropriated as follows:		
Cash dividends: ¥ 3.00 per share	5,565,344,202	
Reserve for special depreciation	3,292,470,674	
Unappropriated retained earnings to be carried forward	17,138,472,909	

(Notes)

1. Amount used of Reserve for special depreciation is in accordance with "The Exceptions to Japanese Tax Laws."
2. The Company paid interim dividends amounting to 5,565,724,395 yen (3.0 yen per share) on November 28, 2003.

COPY OF AUDIT REPORT OF THE ACCOUNTING AUDITORS

Audit Report of Independent Certified Public Accountants

May 17, 2004

To the Board of Directors,
SANYO Electric Co., Ltd.

ChuoAoyama Audit Corporation

Executive Partner, Engagement Partner	C.P.A. Shinko Nakazato
Executive Partner, Engagement Partner	C.P.A. Shigeyuki Moriuchi
Engagement Partner	C.P.A. Hirokazu Kagechi

In accordance with Article 2 of "The Law for Special Exceptions to Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha", we have examined the Statements of Account, that is, the Balance Sheet, Statement of Income, Annual Business Report (restricted to accounting items), Statement of Proposed Appropriation of Retained Earnings and Supporting Schedules (restricted to accounting items) of SANYO Electric Co., Ltd. for the 80th fiscal year from April 1, 2003 to March 31, 2004. The accounting items included in the Annual Business Report and Supporting Schedules which were subjected to audit are those that are recorded in the books of account. Responsibility for organizing the Statements of Account and Supporting Schedules lies with the Company and our responsibility is to state our opinion from an independent standpoint about the Statements of Account and Supporting Schedules.

Our examination was made in accordance with generally accepted auditing standards in Japan.

The auditing standards require acquisition of our certification that the Statements of Accounts and Supporting Schedules are free of material misstatement. The audit was conducted based on a testing audit, which included overall examinations of statements in the Statements of Account and Supporting Schedules, together with evaluations of accounting policy adopted by the Company and its application method and estimates made by the Company. As a result of the audit, we concluded that a legitimate base for stating our opinion was attained. Also, included in these audits were audits of subsidiaries that we deemed necessary.

As a result of our audit, we state our opinion as follows:

(1) The Balance Sheet and Statement of Income present fairly the financial position and results of operations of the Company in accordance with applicable laws and regulations and the Articles of Incorporation.
(2) The Annual Business Report (restricted to accounting items) shows correctly the state of the Company in accordance with applicable laws and regulations and the Articles of Incorporation.
(3) The Proposed Appropriation of Retained Earnings is prepared in accordance with applicable laws and regulations and the Articles of Incorporation.
(4) The Supporting Schedules (restricted to accounting items) lack no matters to be indicated under the regulations of the Commercial Code.

The ChuoAoyama Audit Corporation and engagement partners have no interests in SANYO Electric Co., Ltd. with the meaning of the Certified Public Accountants Law.

(Note) This audit corporation initially submitted the audit report to the Board of Directors and Board of Corporate Auditors of SANYO Electric Co., Ltd. as of April 25, 2004. However, as a result of this audit corporation later applying a stricter interpretation of the U.S. accounting standards to accounting procedures, the necessity of partially revising the announced consolidated financial statement occurred. Accordingly, the description of "Business Progress and Performance" and "Consolidated Results" in this annual business report has been revised and re-submission of financial documents has been made based on a decision of the Board of Directors held on May 17, 2004. Therefore, this revised audit report is submitted as of this day to replace the initially submitted audit report.

COPY OF AUDIT OF BOARD OF CORPORATE AUDITORS

AUDIT REPORT

In order to audit the performance of directors' duties in the 80th fiscal year from April 1, 2003 to March 31, 2004, reports and procedures from all auditors were heard and conferred upon.

As a result of our audit, we report as follows:

1. Outline of Audit Procedures

We, corporate auditors, conducted this audit in accordance with the law, policy stipulated by the Board of Corporate Auditors and our corporate responsibilities.

(1) In relation to this audit, we heard audit procedures and plans from accountants, attended meetings from time to time, heard reports on Company activities and results, investigated asset situations as we considered necessary under the circumstances, requested accounting auditors to report results from their audits and examined Company financial statements.

(2) In regards to non-accounting duties, we attended board of directors' meetings and other pertinent meetings, heard business reports from directors and others important documents for approval, investigated activities of major offices and requested subsidiaries to submit reports of their audits as we considered necessary under the circumstances.

(3) In addition to the aforementioned audit procedures, we performed certain other audit procedures such as detailed investigations of related transactions as we considered necessary under the circumstances such as, any transactions for directors' benefits, transactions containing a conflict of interest and other transactions between directors and the Company, benefits bestowed by the Company, unusual transactions with subsidiaries or shareholders, and acquisition or manipulation of the Company owned stock.

2. Result of Audit

(1) Audit procedures performed by the Accounting Auditors, ChuoAoyama Audit Corporation, and their conclusions are appropriate.

(2) The Annual Business Report shows correctly the state of the Company in accordance with applicable laws and regulations and the Articles of Incorporation.

(3) In light of the financial position of the Company and other conditions, there is no other matter to be included in the Statement of Proposed Appropriation of Retained Earnings.

(4) The Supported Schedule shows correctly all required items and there is no other matter that should be included.

(5) There are no irregularities involving the performance of directors' duties, including duties related to subsidiaries, or material noncompliance with applicable laws and regulations and the Articles of Incorporation.

As a result of our audit, we did not find anything in noncompliance with directors' liability such as directors' transactions as stipulated in the first clause of Article 133 of the enforcement regulations for the Commercial Law.

May 17, 2004

Board of Corporate Auditors, SANYO Electric Co., Ltd.
Corporate Executive Auditor Ryota Tominaga
Corporate Executive Auditor Takeshi Inoue
Corporate Auditor Sotoo Tatsumi
Corporate Auditor Hiroshi Toda

Notes:

1. Messrs. Sotoo Tatsumi, Corporate Auditor and Hiroshi Toda, Corporate Auditor are Corporate Auditors (External) as provided in clause 1, Article 18 of The Supplementary Act to Commercial Law.
2. The Board of Corporate Auditors of SANYO Electric Co., Ltd. initially submitted the audit report as of April 26, 2004. However, as a result of the ChuoAoyama Audit Corporation, our company's audit corporation, later applying a stricter interpretation of the U.S. accounting standards to accounting procedures, the necessity of partially revising the announced consolidated financial statement occurred. Accordingly, the description of "Business Progress and Performance" and "Consolidated Results" in this annual business report has been revised and the above audit corporation re-submitted financial documents as of May 17, 2004. Therefore, the Board of Corporate Auditors submits this revised audit report as of this day to replace the initially submitted audit report.

EXPLANATORY VOTING INFORMATION

1. Total number of shareholders' voting rights: 1,840,190

2. Agenda and explanatory materials:

Bill No.1: Presentation and Approval of Proposed Appropriation of Retained Earnings for the 80th Term

The Company proposes to appropriate the retained earnings as stated on Page 26.

We place great importance on sharing profits with our shareholders.

Our basic policy is to give consideration to the balance between reserving capital for plant and equipment investment and research and development investment that is required to cope with ever-changing business conditions, and to maintain stable distribution of dividends that are backed up by our business performance.

Based on this policy, stocksholders' dividends for this business year will be ¥3.0 per share, the same as interim dividends.

For this term, we ask for your forbearance regarding our dipping into the special reserve fund for the purpose of securing revenue resources to maintain stable dividends.

Bill No.2: Partial Revisions to the Articles of Incorporation

(1) Reasons for revisions

The "Law governing such matters as partial revision of the Commercial Law and the law in regard to special exceptions of the Commercial Law regarding company limited auditing and others" (Law No. 132, 2003) went into effect on September 25, 2003, in accordance with which, adding a new provision to the articles of incorporation shall make it possible for the Company to purchase treasury stocks based on a decision of the Board of Directors. Therefore, new text shall be inserted for Article 6, with the aim of facilitating timely responses to environmental changes which impact management and accordingly the article numbers from Article 6 down of the existing articles of incorporation shall be sequentially moved down.

(2) Description of revisions

Description of revisions is given as follows:

(Revision underlined)

Original Provisions	Proposed Revisions
Newly added	Article 6 (Purchase of treasury stocks) The Company may purchase treasury stocks based on a decision of the Board of Directors in accordance with no. 2 of the clause one of Article 211-3 of the Commercial Law.
Article 6 (Record Date) <Omitted> 2. Except for the preceding paragraph and Article 31, it is necessary to determine the shareholders or pledgees entitled to exercise their rights, the Company may, by a resolution of the Board of Directors and upon giving prior public notice, determine those shareholders and pledgees whose names are mentioned or recorded as such on the register of shareholders at a certain record date as the shareholders or pledgees entitled to exercise their rights as such.	Article 7 (Record Date) <Unchanged> 2. Except for the preceding paragraph and Article 32, it is necessary to determine the shareholders or pledgees entitled to exercise their rights, the Company may, by a resolution of the Board of Directors and upon giving prior public notice, determine those shareholders and pledgees whose names are mentioned or recorded as such on the register of shareholders at a certain record date as the shareholders or pledgees entitled to exercise their rights as such.

Original Provisions	Proposed Revisions
Article 7 to 33 <Omitted>	Article 8 to 34 <Unchanged>
Supplementary provision (Transitional Measure concerning Terms of Office of Corporate Auditors) Notwithstanding the provision of Article 24, Section 1, the Corporate Auditors who are in office by or at the conclusion of the ordinary general meeting of shareholders with respect to the first business year after May 1, 2002 shall have three year terms of office as before.	Supplementary provision (Transitional Measure concerning Terms of Office of Corporate Auditors) Notwithstanding the provision of Article 25, Section 1, the Corporate Auditors who are in office by or at the conclusion of the ordinary general meeting of shareholders with respect to the first business year after May 1, 2002 shall have three year terms of office as before.

Bill No. 3: Election and Appointment of Nine Directors

The terms of office of nine Directors, i.e. Mr. Satoshi Iue, Mr. Sadao Kondo, Mr. Yukinori Kuwano, Mr. Toshimasa Iue, Mr. Nobuaki Kumagai, Ms. Tomoyo Nonaka, Mr. Sunao Okubo, Mr. Hiromoto Sekino and Mr. Eiji Kotobuki shall expire at the close of this Ordinary General Meeting of Shareholders.

A proposal is made, therefore, to vote upon nine Candidates for Director.

Candidates for Director

Name: Satoshi Iue
Date of Birth: February 28, 1932
Business Activities:

Apr. 1956	Joined SANYO Electric Co., Ltd.
July 1959	Appointed as Director of Tokyo SANYO Electric Co., Ltd.
Jan. 1961	Appointed as Director of SANYO Electric Co., Ltd.
Jan. 1968	Appointed as Managing Director
July 1972	Appointed as Executive Managing Director
Feb. 1985	Appointed as Executive Vice President
Feb. 1986	Appointed as President
	Appointed as President of Tokyo SANYO Electric Co., Ltd.
Dec. 1992	Appointed as Chairman of SANYO Electric Co., Ltd. (Continues)
June 1999	Appointed as Chairman & Chief Executive Officer (CEO)
Apr. 2004	Appointed as Chairman of the Board (Continues)

Number of shares of SANYO Electric Co., Ltd. owned: 16,690,505 shares

Name: Sadao Kondo
Date of Birth: January 18, 1938
Business Activities:

Apr. 1960	Joined Tokyo SANYO Electric Co., Ltd.
Dec. 1988	Appointed as General Manager of LSI Division, Semiconductor Business Headquarters, SANYO Electric Co., Ltd.
Feb. 1993	Appointed as Director
Feb. 1995	Appointed as Managing Director
June 1996	Appointed as Executive Managing Director
June 1998	Appointed as President
June 1999	Appointed as President & Chief Operating Officer (COO)
Nov. 2000	Appointed as Director
Apr. 2004	Appointed as Vice Chairman (Continues)
	Appointed as Vice Chairman of the Board (Continues)

Number of shares of SANYO Electric Co., Ltd. owned: 59,000 shares

Name: Yukinori Kuwano
Date of Birth: February 14, 1941

Business Activities:

Apr. 1963	Joined SANYO Electric Co., Ltd.
Apr. 1992	Appointed as Deputy General Manager of R&D Headquarters
Feb. 1993	Appointed as Director
June 1996	Appointed as Managing Director
June 1999	Appointed as Director
	Appointed as Executive Officer
Nov. 2000	Appointed as President (Continues)
	Appointed as President & Chief Operating Officer (COO) (Continues)
Apr. 2004	Appointed as CEO (Continues)

Number of shares of SANYO Electric Co., Ltd. owned: 64,000 shares

Name: Toshimasa Iue

Date of Birth: December 3, 1962

Business Activities:

Apr. 1989	Joined SANYO Electric Co., Ltd.
Feb. 1995	Appointed as Managing Director of Tottori SANYO Electric Co., Ltd.
Apr. 1996	Appointed as General Manager of Soft Energy Business Headquarters, SANYO Electric Co., Ltd.
June 1996	Appointed as Director
June 1998	Appointed as Managing Director
June 1999	Appointed as Director
	Appointed as Executive Officer
June 2002	Appointed as Executive Director (Continues)
	Appointed as Executive Officer and Vice President (Continues)
Apr. 2003	Appointed as CMO (Continues)
	Appointed as CEO of Component Group (Continues)
	Appointed as CEO of Commercial Group (Continues)
Apr. 2004	Appointed as Division Manager of Group Marketing Division (Continues)
	Appointed as CEO of Consumer Group (Continues)
	Appointed as CEO of International Group (Continues)

Number of shares of SANYO Electric Co., Ltd. owned: 1,502,000 shares

Name: Nobuaki Kumagai

Date of Birth: May 19, 1929

Business Activities:

June 1971	Appointed as Professor - Faculty of Engineering, Osaka University
Aug. 1985	Appointed as President of this university
Mar. 1992	Appointed as President and Director General of Institute of Nuclear Safety System, Incorporated
Dec. 1993	Appointed as member of the Council for Science and Technology
June 2000	Appointed as Director of SANYO Electric Co., Ltd. (Continues)
Apr. 2004	Appointed as President of University of Hyogo (Continues)

Number of shares of SANYO Electric Co., Ltd. owned: 0 (zero) shares

Name: Tomoyo Nonaka

Date of Birth: June 18, 1954

Business Activities:

Apr. 1987	Appointed as Guest Professor - Chukyo Women's University (Continues)
Jan. 1995	Appointed as member of the Financial System Council of the Ministry of Finance (Continues)
Mar. 1998	Appointed as member of the board of directors of Japan Amateur Sports Association (Continues)
Jan. 2001	Appointed as member of the Legislative Council of the Ministry of Justice (Continues)
Apr. 2001	Appointed as Chairperson of the Board of Directors of the Nikko Financial Intelligence, Inc. (Continues)
Mar. 2002	Appointed as Director of ASAHI Breweries Ltd. (Continues)
June 2002	Appointed as Director of SANYO Electric Co., Ltd. (Continues)
Aug. 2003	Appointed as member of the Special Zones Assessment Committee at the Headquarters for Promotion of Special Zones for Structural Reform in the Cabinet Office (Continues)

Concurrent Post:

Executive Director of TOM FACTORY Co., Ltd.

Number of shares of SANYO Electric Co., Ltd. owned: 0 (zero) shares

Name: Sunao Okubo

Date of Birth: May 27, 1938

Business Activities:

Apr. 1963	Joined SANYO Electric Co., Ltd.
Dec. 1994	Appointed as Senior Manager of Corporate Finance & Accounting Department
June 1996	Appointed as Director
June 1998	Appointed as Managing Director
June 1999	Appointed as Director (Continues)
	Appointed as Executive Officer

Number of shares of SANYO Electric Co., Ltd. owned: 17,000 shares

Name: Hiromoto Sekino

Date of Birth: January 15, 1941

Business Activities:

Apr. 1963	Entered the Ministry of International Trade and Industry
July 1990	Appointed as member of the board of directors of Japan Small Business Corporation
July 1993	Joined SANYO Electric Co., Ltd.
Dec. 1993	Appointed as Executive Liaison Manager
Feb. 1994	Appointed as Director
June 1998	Appointed as Managing Director
June 1999	Appointed as Senior Officer
June 2002	Appointed as Director (Continues)
	Appointed as Executive Officer (Continues)
Apr. 2004	Appointed as COO of International Group (Continues)
	Appointed as Executive in charge of Tokyo Area, Headquarters Administration Division (Continues)

Number of shares of SANYO Electric Co., Ltd. owned: 24,000 shares

Name:	Eiji Kotobuki	
Date of Birth:	October 21, 1941	

Business Activities:

Apr. 1964	Joined SANYO Electric Co., Ltd.
Dec. 1994	Appointed as General Manager of Personal Telecommunication Division, Audio-Visual Business Headquarters
June 1999	Appointed as Officer
Apr. 2001	Appointed as Senior Officer
June 2002	Appointed as Director (Continues) Appointed as Executive Officer (Continues)
Apr. 2003	Appointed as COO of Consumer Group (Continues)
Apr. 2004	President of HA ASEAN Company, Consumer Group (Continues)

Number of shares of SANYO Electric Co., Ltd. owned: 26,000 shares

Notes:

1. Mr. Nobuaki Kumagai and Ms. Tomoyo Nonaka are candidates for Outside Director as provided in 7-2 of the second clause of Article 188 of the Commercial Law.
2. Special interest with the Company
   Mr. Satoshi Iue, a candidate for Director, holds a concurrent position as Board Chairman of Osaka WASSO Cultural Exchange Association (Incorporated NPO), to which the Company makes donations.

Bill No. 4: Granting Stock Purchase/Subscription Warrants as part of Stock Option Plan

This bill is regarding the grant of Stock Purchase/Subscription Warrants as part of the Stock Option Plan to top executives of SANYO Electric Group companies in accordance with Article 280, Section 20-21 of the Commercial Law. It requires your approval before it can be presented in the 80th Ordinary General Meeting of Shareholders.

1. Purpose of Stock Option Plan and Objective of Granting the Stock Purchase/Subscription Warrants with Favorable Conditions

The purpose of granting the Stock Purchase/Subscription Warrants as part of the Stock Option Plan is to increase the motivation and morale of Directors, Corporate Auditors, Officers, Business Unit Leaders, and Other Contributors to Business Performance to enhance company performance and increase the corporate value.

Since warrants will be issued as stock options, there will be no established issue price and the amount to be paid at the time of exercising warrants will be based on the market value as described in 2-(4).

2. A Summary of Issuance of Stock Purchase/Subscription Warrants

(1) Number and Type of Stock to be Allotted for Stock Purchase/Subscription Warrants

SANYO common stock maximum 3,600,000 shares

When there is a stock split or reverse stock split, the number of shares allotted for warrants needs to be adjusted by using the following formula. This adjustment is made on the number of allotted shares for warrants that have not yet been exercised at that time. The adjusted number of shares should be rounded down to the nearest whole number.

Post-adjustment number of shares =
Pre-adjustment number of shares × Ratio of split / reverse split stocks

(2) Total Number of Stock Purchase/Subscription Warrants to be Issued

Maximum 3,600 Stock Purchase/Subscription Warrants

(1,000 shares per Stock Purchase/Subscription Warrant)

When the number of shares is adjusted as described in 2-(1), the number of Stock Purchase/Subscription Warrants to be issued needs to be adjusted the same way.

(3) **Issue Price of Stock Purchase/Subscription Warrants**

Stock Purchase/Subscription Warrants will be issued at no value.

(4) **Amount of Payment at the Time of Exercise**

The amount of payment per share will be calculated as shown below.

Stocks can be purchased at 1.05 times the closing average of each trading day (excluding non-trading days) at the Tokyo Stock Exchange for the month prior to the month in which the Stock Purchase/Subscription Warrants are issued. This should be rounded up to the nearest yen.

However, if this price falls below the closing price on the day of issuance, the closing price will be used.

When there is a stock split or reverse stock split, the following formula will be used to adjust the amount of payment. The results should be rounded up to the nearest yen.

$$\text{Post-adjustment amount of payment} = \text{Pre-adjustment amount of payment} \times \frac{1}{\text{Ratio of split / reverse split stocks}}$$

When new shares are issued with a price under the market value, the following formula will be used to adjust the amount of payment. The results should be rounded up to the nearest yen.

$$\text{Post-adjustment amount of payment} = \text{Pre-adjustment amount of payment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of newly-issued shares} \times \text{Amount paid per share}}{\text{Share price prior to new issuance}}}{\text{Number of outstanding shares} + \text{Number of newly-issued shares}}$$

(5) **Exercisable Period of Stock Purchase/Subscription Warrants**

July 1, 2006 to June 30, 2008

(6) **Conditions Pertaining to the Exercise of Stock Purchase/Subscription Warrants**

① Partial execution of the Stock Purchase/Subscription Warrants is not permitted.

(One Stock Purchase/Subscription Warrant is the minimum exercisable unit.)

② If any of the recipients move from their positions, the terms of their exercise rights will be set out in an agreement between SANYO and that person, and based on decisions reached by the General Meeting and the Board of Directors.

(7) **Cancellation of Stock Purchase/Subscription Warrants**

Stock Purchase/Subscription Warrants may be cancelled at no value when a grantee of warrants no longer meets the requirements for exercising warrants or the Company deems it otherwise necessary to do so.

(8) Restrictions Pertaining to the Transfer of Stock Purchase/Subscription Warrants

Transfer of the Stock Purchase/Subscription Warrant to others must be approved by the Board of Directors.

Application Procedure for Exercising Voting Right via the Internet

Before applying for the right to exercise your vote via the Internet, please read and consent to the particulars below.

1. Voting via the Internet is available only on the Voting Site provided by our company.
   The Voting Site cannot be used by accessing the Internet from a cellular phone.
   [Voting Site] http://www.webdk.net
   ※ Please be sure to have the "Voting Code" and "Password" provided on the enclosed voting form to access the Voting Site.

2. The deadline for exercising your voting right via the Internet is the day before the general meeting of shareholders (June 28, 2004). We appreciate your early vote to facilitate vote counting.

3. In the event that a voting right is exercised both via the Internet and in writing, the vote cast via the Internet shall be accepted as the valid vote.

4. In the event that a voting right is exercised via the Internet more than once, the vote cast last shall be accepted as the valid vote.

5. The Internet access fee to be paid to the provider and communication charge to be paid to the telecommunications carrier for exercising a voting right via the Internet shall be born by the shareholder.

6. The system for the Voting Site is designed for use with Internet Explorer 5.5, Netscape Communicator 6.2, or later versions of these.
   ※ Internet Explorer is a registered trademark of Microsoft Corporation and Netscape Communicator is a trademark of Netscape Communications Corporation.

If you have any questions, please call Sumitomo Trust and Banking Co., Ltd., our transfer agent.

Sumitomo Trust and Banking Co., Ltd. Stock Transfer Agency Department
Toll Free Number: 0120-186-417
(Exclusive Number for Questions about Exercising Voting Right via the Internet)
[Hours: 9:00 – 21:00 (weekdays) 9:00 – 17:00 (Sat./Sun.)]

(English Translation)

The Brief Statements of The Business Results for The Fiscal Year ended March 31, 2004

SANYO Electric Co., Ltd.

Date of Ordinary General Meeting of Shareholders : June 29, 2004

[1] Consolidated Results

Date of The Board of Directors : May 17, 2004

(1) Business Results for The Years ended March 31, 2004 and 2003

	Millions of Yen		
	2004	2003	Change
Net sales	¥ 2,508,018	¥ 2,182,553	14.9 %
Operating income	95,551	78,299	22.0 %
Income before income taxes and minority interests	45,992	(74,157)	–
Net income	13,400	(61,671)	–
	Yen		
Net income per share : Basic	¥ 7.22	¥ (33.10)	
: Diluted	7.22	(33.10)	
Return on equity	2.9 %	(12.8 %)	

(2) Financial Position as of March 31, 2004 and 2003

	Millions of Yen	
	2004	2003
Total assets	¥ 2,643,627	¥ 2,686,967
Stockholders' equity	497,302	426,026
Stockholders' equity as a % of total assets	18.8 %	15.9 %

(3) Estimates of Business Results for The Fiscal Year ending March 31, 2005

Net sales	¥ 2,600,000 Mil.
Net income	¥ 16,000 Mil.

[2] Non-consolidated Results

Date of The Board of Directors : April 27, 2004

(1) Business Results for The Years ended March 31, 2004 and 2003

	Millions of Yen		
	2004	2003	Change
Net sales	¥ 1,377,197	¥ 1,172,497	17.5 %
Operating income	24,422	11,211	117.8 %
Ordinary income	13,427	9,110	47.4 %
Net income	4,398	(53,869)	–

	Yen	
Net income per share : Basic	¥ 2.37	¥ (28.91)
: Diluted	2.37	–
Cash dividends declared	¥ 6.00	¥ 6.00

(2) Financial Position as of March 31, 2004 and 2003

	Millions of Yen	
	2004	2003
Total assets	¥ 1,454,828	¥ 1,385,279
Stockholders' equity	578,274	558,071
Stockholders' equity as a % of total assets	39.7 %	40.3 %

(3) Estimates of Business Results for The Fiscal Year ending March 31, 2004

Net sales	¥1,570,000 Mil.
Ordinary income	¥ 26,000 Mil.
Net income	¥ 6,500 Mil.

(Translation)

SANYO

ARTICLES OF INCORPORATION

(As of June 27, 2003)

SANYO ELECTRIC CO., LTD.

(x) Manufacture and sale of foods and drinks;

(xi) Clothing, personal ornaments, furniture, bedclothes, household furbishings, cosmetics, office supplies, daily necessaries and general merchandise;

(2) Design and execution of engineering concerning the articles referred to in the preceding items and articles related thereto, and other construction;

(3) Commercial photography, recording and publishing;

(4) Development and sale of technology concerning the use of computers (software) and provision of information processing service;

(5) Development and sale of technology (software) concerning the use of communication and provision of communication service;

(6) Development, intermediation, acquisition, transfer and lending of industrial property rights, copyrights, know-how and other rights to intangible property;

(7) Financial business such as purchase of installment sale accounts extending loans and guaranties, conducting credit standing research and operating a bill collecting agency;

(8) Operating non-life insurance agency, a compulsory automobile liability insurance agency under the Automobile Accident Compensation Security Act, and a life insurance brokerage and long-distance telephone line service;

(9) Sale, lease, intermediation and administration of real property, and land development;

(10)Management of accommodation facilities such as hotels, sports facilities such as tennis courts, leisure and recreation facilities such as amusement parks, educational and training facilities and eating establishments such as restaurants;

(11)Travel agency, overland, marine and air transportation, warehousing, security business and temporary placement service;

(12) Bushiness concerning care of aged or disabled persons (mobility and bathing assistance, etc.);

(13) Business concerning the securities business such as trading, and acting as a trade intermediary, broker and/or agent of offering and trading negotiable securities;

(14) Investment business; and

(15)Any and all business related or incidental to each of the foregoing.

1. A shareholder holding the shares of the Company constituting less than a new unit is entitled to demand that the Company should sell the shares so that the number of the shares held by the shareholder constitutes a new unit together with the shares constituting less than a new unit (hereinafter, "demand for sale of shares"); provided, however, that the preceding provision shall not be applied to when the Company does not hold the treasury stock for such sale.
2. The period for and the procedure of the demand etc. shall be provided in the Share Handling Regulations.

Article 8. (Transfer Agent)

1. The Company shall appoint a transfer agent with respect to its shares.
2. The transfer agent and its handling office shall be designated by a resolution of the Board of Directors and public notice shall be given with respect thereto.
3. The register of shareholders and the register of missing share certificate of the Company shall be kept at the handling office of the transfer agent, and the business pertaining to shares, such as registration of transfers of shares and purchase and sale of shares constituting less than a new unit by the Company, shall be handled by the transfer agent, and the Company shall not handle any of such business directly.

Article 9. (Share Handling Regulations)

The denomination of share certificates, registration of transfers of shares, registration of pledges, indication of shares held in trust, reports to be made by shareholders, report of mailing address or resident proxy in Japan of nonresident shareholders, reissuance of share certificates, non-possession of share certificates, purchase and sale of shares constituting less than a new unit by the Company and handling other business related to shares of the Company and fees therefor shall be governed by the Share Handling Regulations established by the Board of Directors.

CHAPTER III
GENERAL MEETINGS OF SHAREHOLDERS

The Company shall have not more than fifteen (15) Directors.

Article 15. (Election of Directors)

1. Directors shall be elected at general meetings of shareholders.
2. In order to adopt the resolution for election referred to in the preceding paragraph, shareholders holding not less than one-third (1/3) of the voting rights held by all shareholders of the Company shall be present thereat.
3. No cumulative voting shall be used for the election of Directors.

Article 16. (Executive Directors)

1. One or more Executive Directors shall be appointed by a resolution of the Board of Directors.
2. Each of the Executive Directors represent the Company and execute the Company's business in accordance with a resolution of the Board of Directors.

Article 17. (Directors with Special Titles)

1. The Board of Directors may, by its resolutions, appoint one (1) Chairman of the Board and Directors, one (1) President and Director, one or more Vice Chairmen and Directors, Executive Vice Presidents and Directors, one or more Executive Managing Directors and one or more Managing Directors; provided, however, that some of the above-mentioned offices may be left vacant.
2. The regulations of the Board of Directors may provide the respective duties assigned to the Directors with Special Titles.

Article 18. (Terms of Office of Directors)

1. The terms of office of Directors shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last closing of accounts within two (2) years after their assumption of office.
2. The term of office of any Director elected to fill a vacancy shall expire when the term of office of his predecessor would have expired.

Article 19. (Remuneration for Directors)

The remuneration and retirement allowances for Directors shall be determined by a resolution of a general meeting of shareholders.

Article 25. (Remuneration for Corporate Auditors)

The remuneration and retirement allowances for Corporate Auditors shall be determined by a resolution of a general meeting of shareholders.

Article 26. (Board of Corporate Auditors)

1. The Board of Corporate Auditors shall deliberate or decide on important matters concerning performance of their office in addition to the matters specially provided for by laws or ordinances and in the Articles of Incorporation.
2. Notice of meeting of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor at least five (5) days prior to the date set for such meeting unless such date is predetermined by the Board of Corporate Auditors; provided, however, that in case of emergency, their period may be shortened.

Article 27. (Regulations of the Board of Corporate Auditors)

Matters concerning the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors to be established by the Board of Corporate Auditors, unless otherwise provided for by laws or ordinances or in the Articles of incorporation.

Article 28. (Corporate Executive Auditors)

Corporate Executive Auditor(s) shall be selected by the Corporate Auditors from among their number.

CHAPTER VI
ACCOUNTS

Article 29. (Business Year and Closing of Accounts)

The business year of the Company shall be from April 1 of each year to March 31 of the following year, and the accounts shall be closed at the end of each business year.

Article 30. (Dividends)

Dividends of the Company shall be paid to those shareholders or meeting of shareholders with respect to the first business year after May 1, 2002 shall have three year terms of office as before.